FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY , 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated January 4, 2006- Logan Resources Ltd. Files 43-101 Report On Its Shell Creek Property

2.

News Release dated January 19, 2006- Extension Of Share Purchase Warrants

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LOGAN RESOURCES LTD.

(Registrant)

Date:  15 February, 2006

By: /s/ Seamus Young

Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: January 4, 2006

______________________________________________________________________________________

LOGAN RESOURCES LTD. FILES 43-101 REPORT ON ITS SHELL CREEK PROPERTY

Logan Resources Ltd. (the “Company”) is pleased to report that it has received an independent, NI 43-101 compliant, report on its Shell Creek Property, located in the Wernecke Mountains, Yukon. The report, written by Ontario based consulting geologist Peter T. George, P. Geo., has been filed with the BC Securities Commission.

The 100% owned Shell Creek Property is located approximately 75km northwest of Dawson and comprises 588 claims covering approximately 110 square kilometres. In his report, Mr. George states that the regional geological setting of the Shell Creek area suggests that there is potential for Olympic Dam- type copper-uranium-gold mineralization in the area. This suggestion is supported by gold showings on the property plus anomalous copper and uranium stream sediment geochemical samples.

Previous exploration on the Shell Creek property carried out in 1958 by Asbestos Corporation was directed to evaluation of the iron formation exposed along the Shell Creek ridge. Also, there is an undocumented history of placer gold occurring in the gravels of creeks draining the property. Gold bearing quartz vein float, discovered in the vicinity of the Shell Creek, led to the 2003 staking of the property by the vendor. In 2004, mapping, trenching, and geochemical rock, soil, and stream sediment sampling by the Company indicated significant copper, gold, and uranium anomalies in the drainages from Shell Creek ridge.

The 2005 exploration program, encouraged by positive results of regional geology, geochemical (stream sediments) and geophysical (aeromagnetics) data, was directed to evaluate the potential for the existence of copper-uranium- gold mineralization in the Proterozoic-age rocks on the property. This 2005 program completed by the Company consisted of a detailed helicopter- borne magnetic survey, a soil geochemical survey over Shell Creek ridge, an orientation induced polarization survey and a gravity survey. The results of the 2005 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization. Mr. George concluded that a drill program is warranted for the property and recommended that such a program be commenced in the 2006 field season to explore for Olympic Dam-type mineralization on the property.

Mr. George recognizes a 6 kilometre by 3 kilometre area (10 square kilometres) that is underlain by anomalous copper-gold values, oblique structural trends not reflected on the near surface structural trends, and correlates with a regional gravity high. From this data Mr. George concludes that the area warrants follow-up by drilling and has recommended 10 drill holes totalling 4,000 meters to provide an initial test of the 18 square kilometre area. Additional prospecting, and mapping are also recommended for a total proposed budget of $970,000 for the 2006 field program.

On December 16, 2005 the Company announced (News Release No.05-14) that it is arranging a non-brokered private placement of up to 1,000,000 flow through units at a price of $0.25 per flow through unit and up to 500,000 non-flow through units at a price of $0.25 per non-flow through unit for a total gross proceeds of up to $375,000.

The NI 43-101 compliant report on the Shell Creek Property is available for review on SEDAR. The Qualified Person for the Shell Creek Property is Michael Sanguinetti, P.Eng. Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: January 19, 2006

______________________________________________________________________________________

EXTENSION OF SHARE PURCHASE WARRANTS

Logan Resources Ltd. (the “Company”) announced that it will extend the exercise period of 1,666,667 outstanding share purchase warrants, which are due to expire on February 1, 2006, for a period of six months until August 1, 2006.  The affected warrants were issued pursuant to a private placement completed on February 1, 2005.  The exercise price of $0.40 will remain unchanged. The warrant extension is subject to the acceptance of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.